RedCloud Holdings plc

50 Liverpool Street

London, EC2M 7PY

United Kingdom

VIA EDGAR

September 13, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Keira Nakada

Re: RedCloud Holdings plc

Draft Registration Statement on Form F-1

Submitted August 2, 2024

CIK No. 0002027360

Dear Ms. Nakada:

RedCloud Holdings plc (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), dated August 30, 2024, regarding the Company’s Draft Registration Statement on Form F-1 (the “Registration Statement”) submitted to the Commission on August 2, 2024. Changes to such Registration Statement have been incorporated into an Amended Draft Registration Statement (the “Amended DRS”), which is being submitted concurrently with the submission of this response letter.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed each comment with the Company’s response.

Draft Registration Statement on Form F-1 submitted August 2, 2024

Prospectus Summary, page 1

1.	We note your disclosure that you operate in Argentina, Brazil, Nigeria, and South Africa. However, we also note that elsewhere in the prospectus, such as throughout the Management’s Discussion and Analysis of Financial Condition and Results of Operations section, you disclose you also have a presence in Peru. Here and elsewhere as applicable, please reconcile this disclosure.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 40, 43 and F-9 of the Registration Statement to clarify that the Company had one pilot program in Peru, which it is winding down, and will cease operations in Peru upon completion of the program.

RedCloud Platform, page 3

2.	Clarify what you mean when you refer to your platform as “Open Commerce.” If this is intended to convey that you utilize open-source technology or software, please state as much and revise your risk factor disclosure to address related risks. You mention these risks in the context of IP infringement claims, however, it appears that the risks of use should be separately high-lighted and expanded.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 3 and 49 of the Registration Statement to clarify that we do not intend to convey that we utilize open-source technology or software when we refer to our platform as “Open Commerce”.

Our Growth Strategy, page 4

3.	Elaborate upon your reference to your “cutting-edge deep learning technologies” to provide the basis for this characterization.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 5 and 55 of the Registration Statement to remove the reference to “cutting-edge”.

Our Market Opportunity, page 4

4.	Where you discuss your market opportunity here and throughout the prospectus, please disclose your current market share.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 4 and 54 of the Registration Statement.

Flywheel Effect, page 6

5.	Clarify what aspects of the flywheel effect have already occurred as compared to those that could occur in the future as engagement grows. For example, it’s not clear that the additional services you mention here are currently available to your customers or are intended to be available in the future, depending upon how your engagement levels grow and/or your platform evolves.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure in the Registration Statement to remove all references to the Flywheel Effect.

Our competitive strengths, page 6

6.	Elaborate upon the nature of and relationship with the “leading partners” to which you make reference and the basis for your statement that they have “backed and supported” your data first approach.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure in the Registration Statement to remove the reference to “leading partners”.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer, page 9

7.	Revise to clearly state whether you will take advantage of the exemptions available to foreign private issuers and identify them, as you do on page 30.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 10 of the Registration Statement.

Risk Factors, page 13

8.	We note that your current liabilities include director and shareholder loans. Please revise to include a risk factor discussing these related party loans and any associated risks, including the unsecured nature of the loans, the pending maturity of the loans, and the risks to investors if you do not have adequate funds to repay the loans.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 17 of the Registration Statement to include a risk factor discussing these related party loans and any associated risks, including the unsecured nature of the loans, the pending maturity of the loans, and the risks to investors if you do not have adequate funds to repay the loans.

9.	We note your disclosure on page 4 that three out of four of the businesses in the FMCG space fail. Please provide a risk factor discussing this risk to operating in the FMCG market.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it does not believe the fact that three out of four of the businesses in the FMCG space fail is a material risk to the Company. Our Platform does not rely on any specific FMCG product category or brand. Thousands of FMCG products and brands are traded on our Platform and we continue to expand the number of each. Therefore, even if a number of these fail, we believe that we can obtain other products or brands to replace them without a material effect on our results of operations.

Use of AI and machine learning in our operations may present additional legal, regulatory and social risks..., page 16

10.	Revise to discuss the current state of artificial intelligence regulation within all of your current markets, the potential for new laws or rules, and the known or projected impact of such regulation upon your operations. Currently, your disclosure appears to be limited to the EU AI Act and does not appear to discuss the impact of the Act upon your operations.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 16 of the Registration Statement to add a risk factor.

11.	Given that the success of your business appears to be dependent upon your use of artificial intelligence and machine learning, provide a separate risk factor that substantially elaborates upon the risks you touch upon in the first paragraph of this risk factor, including the risks to your operations, including loss of revenues, reputation and brand if the output from your solutions is deemed to be inaccurate or questionable.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 16 of the Registration Statement to add a risk factor.

If we fail to manage and expand our relationships with brands, distributors and retailers, our business and growth prospects..., page 19

12.	Please revise this risk factor to indicate whether you have been able to historically retain your customers and attract new customers. To the extent that the loss of any particular customer(s) would have a material impact on your results of operations, please disclose the customer(s) and discuss your dependence on this customer(s).

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 19 of the Registration Statement. We also respectfully advise the Staff that the loss of any particular customer(s) would not have a material impact on our results of operations.

Risk Factors
We are an Emerging Growth Company and the Reduced Disclosure Requirements Applicable..., page 28

13.	You state on page 29 that you have opted out of the extended transition period made available to emerging growth companies to comply with newly adopted public company accounting requirements. If this is true, please mark the box on the cover to indicate this fact and revise your disclosure on page 9 in which you state that you have elected to avail yourself of the extended transition period.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 29 of the Registration Statement to indicate that we have elected to avail ourselves of the extended transition period.

Capitalization, page 37

14.	Please tell us why you do not reflect the issuance of equity-based instruments subsequent to the balance sheet date and automatic conversion of convertible instruments upon the consummation of your IPO as pro forma information. Such instruments may include ordinary shares, redeemable preference shares, and convertible shareholder loans. This comment also applies to your pro forma information presented for dilution on pages 38 and 39.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that we plan to include on a pro forma basis the conversion upon the closing of the offering of the convertible notes that have been issued to date. However, the conversion price of the convertible notes will be based on the offering price, which we do not have at this time. This is why we included a discussion of the pro forma basis we plan to include but did not include the numbers associated with it. The Company respectfully advises the Staff that no other equity-based instruments have been issued since December 31, 2023.

Key Performance Indicators, page 40

15.	Given your indication that your revenues are dependent upon your ability to increase overall TTV, revise to disclose this metric, define it and quantify it over the past 3 fiscal years. Also, in each instance where you compare metrics such as distributors, retailers and SKUs, clearly state that your 2022 fiscal year was a partial fiscal period, given your disclosure elsewhere that the platform was launched in April, 2022.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 41 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

16.	We note your disclosure on page 41 that you intend to be more proactive going forward to flag and manage dormant products and categories and remove them from your Platform. Please disclose the effects dormant products have had on your business, and if material, please provide a risk factor addressing the risks of dormant products on your Platform.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that dormant products have not had a material effect on its business. The Company has revised the disclosure on page 41 of the Registration Statement accordingly.

Business, page 48

17.	We note your disclosure on that you rely on third-party operating systems to make your Red 101 App and Platform available to registered users. Please elaborate upon the terms of the arrangements you have with such third parties.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 49 of the Registration Statement.

RedCloud Platform, page 49

18.	Clarify whether the capabilities of your platform that are driven by AI and machine learning, which you list on page 50, are currently available. In this regard, the first feature you identify relates to platform recommendations and yet you also discuss “AI Powered Recommendation Engines” on page 52 as a feature that you are still developing.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 50 of the Registration Statement.

19.	Please expand your disclosure to explain how you developed and validated your artificial intelligence and machine learning algorithm(s). Please describe the frequency with which validation occurs and how long the model has been utilized.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 50 of the Registration Statement.

20.	Please revise to provide a more detailed discussion regarding the data your artificial intelligence platform collects and utilizes. Elaborate upon the robustness and accuracy of this data given your disclosure that you aim to “rapidly gather essential data on key product information, inventory and purchasing cycles.” Clarify whether your AI or machine learning models use outside data sources, such as publicly available datasets or from your customers, or if they are closed-loop systems. Expand upon your risk factor disclosure to acknowledge the risks associated with this aspect of your business.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 50 of the Registration Statement.

Marketing and Advertising, page 57

21.	Please provide additional detail about your check-out voucher marketing program, such as what it specifically entails and its success in gaining and/or retaining customers. To this extent, we note that this marketing program accounts for 95.8% of your $24,810,163 marketing expenses as of fiscal year 2023.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 57 of the Registration Statement.

Government Regulations, page 58

22.	Revise to disclose the material effects the various government regulations you discuss here have on your business, consistent with Item 4.B.8. of Form 20-F.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 58 of the Registration Statement.

Human Capital and Employees, page 66

23.	We note that as of May 31, 2024, you had a total of 342 employees with a physical presence in Africa, Europe, and Latin America. Please revise to disclose the specific countries you have employees in, and if possible, the number of employees in each country. Refer to Item 6(D) of Form 20-F.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 66 of the Registration Statement.

Principal Shareholders, page 79

24.	Please revise to identify the natural persons who have or share voting and/or dispositive powers over the shares held by each entity listed in the table, such as UK FF Nominees Ltd.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 79 of the Registration Statement.

Notes to the Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Going Concern, page F-9

25.	You state that significant investments in technology and people raise substantial doubt regarding your ability to continue as a going concern, while your auditor states in its report that recurring losses, working capital deficit and stockholders’ deficit raise substantial doubt regarding your ability to continue as a going concern. Please resolve this inconsistency.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page F-9 of the Registration Statement.

Marketing and Commissions Costs, page F-15

26.	Please describe your point of check-out voucher program, including how you recognize the related expenses and liabilities.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page F-15 of the Registration Statement.

General

27.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: We respectfully advise the Staff that no written communications under Section 5(d) of the Securities Act have been used to date in connection with this proposed offering. We will supplementally provide the Staff with any such communications should they be used.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Justin Grossman, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely,

By:	/s/ Justin Floyd
Name:	Justin Floyd
Title:	Chief Executive Officer

cc:	Justin Grossman, Esq.